INVEST IN **PREWRITE**

Software that helps you tell better stories



Highlights

1. SaaS web app launched 2020
2. 6K+ signups, 400 monthly users, and 120 subscribers in 1st year
3. $1K MRR, +20% MoM growth for 1st year
4. Used by creators at Netflix, HBO, Disney, BBC, and more
5. Opportunity to address market of 360M+ creators and 125M+ businesses

6 Educational platform for storytellers at any level
5 Opportunity to address market of 360M+ creators and 125M+ businesses

6. Educational platform for storytellers at any level
7. The new standard for story development and collaboration
8. Team with decades of experience building/launching SaaS products

Our Team



Samuel Pro

Creator of technology and businesses that solve problems and innovate in the areas of science, advertising, athletic training, and most recently storytelling.



David Rogers

Experienced product manager and UI/UX designer with a background in film production, motion design and video editing.



Trent Anderson

Biz dev guru, master marketer, and memelord, with startup experience scaling to seven figures. Gifted storyteller and prolific creator.

Give Every Storyteller a Superpower

The science is in, the most effective way to educate, persuade, and entertain is through storytelling. That's why more people than ever want to tell better stories. But how?

Prewrite is a SaaS app for architecting great stories and improving existing ones. Launched last year as a specialized solution for screenwriters, it is today used by professionals and amateurs across many industries and formats.

YouTube, Instagram, and others have enabled millions of individuals and businesses to build massive global audiences. Prewrite can help them all cut through the noise and grow faster.

We need your help to broaden Prewrite's capabilities for the storytellers of tomorrow, while continuing to be an indispensable tool for screenwriters today.

Key Features

Prewrite unifies and simplifies the story development process from start to finish. Here are a few features that make that possible...



Timeline Editor



Story Overview



Character Images



Cards View



Slideshow



Story Stats

See Prewrite In Action

The best way to witness the magic of Prewrite is to **check out our library of popular movies, tv shows, podcasts, and more**. Explore your favorite stories, or even make a copy of one and start playing around.


Prewrite
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Skyfall
Game of Thrones
Rear Window
Skyfall
Wayne's World

Why Our Users Love Prewrite

Feature development is driven by a continuous dialogue with our users. Here's what they have to say about our progress so far!


Why People Love Prewrite
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The Opportunity

We've identified **three major markets** embracing and profiting from storytelling:

Writers of Film/TV/Streaming

Prewrite was initially launched as a tool for professional and aspiring writers of film, television and streaming content. COVID incited and accelerated the digitalization of traditional methods for writing and collaborating, such as note cards and whiteboards. These tools are just fine for teams working in-person, but the industry is now and will continue to become more remote, even beyond the pandemic, which is why writers find Prewrite so necessary. We are a remote solution that provides something note cards and whiteboards cannot; thousands of years of storytelling knowledge and fundamentals baked into a simple and intuitive process.

Multi-platform Creators

There are about 50 million independent digital "creators." For most, it's a side gig. For 2 million of them, it's a living, earning them 6-figures or more. These heavy hitters are using story to cut through the noise. Some of them started with a background in storytelling, but most spent far too much time experimenting without a clue where to start. Shouldn't it be easier to go from zero to hero? If we

armed current and future creators with storytelling superpowers from the start, they'd have a quicker path to economic sustainability, and frankly, we'd all have more fun with our screen time.

Yesterday's storytellers went to film school; tomorrow's will turn to Prewrite.

Brand Storytellers

In the competitive, cut-throat world of advertising and social media marketing, every startup, SMB, and Fortune 500 company needs to tell great stories to lift their brand and communicate their vision to the world. Prewrite is becoming a format-agnostic, "single source of truth" for building, maintaining and sharing these important stories. We're rolling out new, enterprise-level features that meet the demands of this growing market.

Traction

After several years of quiet development, we launched Prewrite in early 2020. Free users get all basic features for one story -- unlimited stories are then available with a Premium subscription of $9.99/mo. Here are some of our growth metrics:



We have a proven approach for user acquisition, leveraging our original content on owned and earned channels. Our SEO is fantastic and we have a respectable and growing audience on social media (Instagram, Twitter, Tumblr, LinkedIn).

We have been approached by several companies interested in licensing Prewrite for both private and re-branded regional use, and we have over 50 seats already reserved for our upcoming enterprise offering.

Prewrite has tremendous global potential with half of our users outside the US.

Competition

Prewrite is the only story development tool that combines ideation, outlining, writing, and pitching all into a single process. This means we compete in a number of spaces.

Outlining Tools: This category has some very low-tech products, like note cards or whiteboards, but also includes higher-end apps for organizing ideas. However, very few of these are specifically outlining stories.





Writing Tools: Almost all writing programs are format-specific and don't visualize the story behind the words. Prewrite does.



Pitching Tools: There are many tools for designing and delivering presentations. None make storytelling part of the process.



What's Next?

Our users know what they want, and we know what the market needs, but we need your help to propel Prewrite into the future.

Your investment will help us deliver on Prewrite's potential as a tool for every person with a story to tell. So...everybody.

Here are the planned milestones as we work to a max raise of $1M:

1️⃣ $100k - Expanded Collaboration and Subscription Options (in process!)

- Advanced permissions, sharing and collaboration for teams

- New Pro and tiered Enterprise subscription levels

- Dozens of new user-requested features (reach out to learn more)

Development time: 2-3 months.

2️⃣ $250k - New Formats, Templates, and Expanded Importing

- Better support for manuscripts, short-form video, and audio formats

- Importing/Exporting for manuscripts (novels, books, etc)

- Templates for Creators (YouTube, Instagram, etc)

- Templates for Businesses (Founders Story, Customer Stories, etc.)

Development time: 3-4 months.

3️⃣ $500k - Series/Interactive Support and Onboarding/Guidance Overhaul

- Connecting stories to develop seasons, trilogies, volumes, etc.

- Narrative branching to support gaming, AR/VR applications and choose your own adventure-style content

- Editing in Cards and Page view

- Improved on-boarding connected to original content such as tutorials, knowledge-base articles, and content case studies

Development time: 4-5 months.

4️⃣ $1M - Improved Media Management, Partnerships and Integrations

The transition from planning, to finished story, to final product can be made seamless. This stage will focus on:

- Improved real-time collaboration and history tracking

- Storing and organizing media assets to be used in all phases of a project starting with ideation

- Publishing directly to social platforms

- Importing project assets, finding talent and meeting collaborators through partner APIs

- Robust exporting for creator tools, editing, publishing and more

Development time: 8-12 months.

⏭️ Beyond

Your investment will convert to equity at a capped or discounted level in our next round of funding. We've been working closely with VCs, and know that accomplishing the above makes us a highly attractive seed-stage investment. However, depending on our success on WeFunder, we may be able to skip seed-stage altogether, making your investment even more lucrative.

We envision a number of possible exit strategies for Prewrite. Our outreach over the last year has revealed a surprising number of opportunities in industries that value the power of storytelling and use it as a competitive advantage.

We're engaged in serious partnership discussions with large sales organizations, a Bollywood production company, film festivals, a major university film program, and a variety of talent agencies, just to name a few.

^ Forward-looking projections cannot be guaranteed.

More About Our Team

We are a core group of creators and developers who have first-hand experience with the challenges of storytelling in both new and traditional media. We built Prewrite to become better storytellers ourselves, and it worked. It's a superpower that we want to share with the world.

Our co-founders have been building businesses and new technologies together for nearly two decades. Prewrite was designed, built, and financed entirely by them. They've gotten it this far, now they need your help.

We hope you'll join us in empowering the new storytellers of tomorrow.

Our Advisors

Benjamin Grubbs - As YouTube's global director of top creator partnerships, Ben's team managed over $100 million in investments into creators to grow their business. He departed YouTube in early 2018 to form **Next 10 Ventures** and has since been playing a significant role in several creator economy startups (most recently **CreatorPlus**).

Sterling Proffer - Sterling is the founder of **Creative Executive Officers**, an educational media company dedicated to navigating the business of creativity. Before launching CEOs, he spent nearly a decade at VICE, where he helped launch several brands, including Motherboard, Noisey, and VICE News.

Links

- **The Science Behind Storytelling**

- **The Power of Storytelling, with Sir Ian McKellen from Catsnake on Vimeo.**

- **Scientific American - It Is in Our Nature to Need Stories**

- **SignalFire - Creator Economy Market Map**

- **Statista - Media Use - Statistics & Facts**

- **The magical science of storytelling | David JP Phillips | TEDxStockholm**

- **Zach King: The storyteller in all of us | TEDxPortland**

- **Hardwired for story | Sarah-Jane "SJ" Murray | TEDxSanAntonio**

- **Prewrite Pitch Deck**

- **Prewrite Executive Summary**

Our Friends

- **https://www.creatorplus.com/**

- **https://ceos.co/**

- **https://www.scriptrevolution.com/**

- **https://www.hennessyroach.com/**